Research and Development

ArcelorMittal

Lou Schorsch,
GMB member, Flat Carbon Americas, Strategy and R&D

Investor Day 2011 - 23 September 2011



Disclaimer

ArcelorMittal

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Today's agenda

ArcelorMittal

- Outlook and strategy
  - Core strength, sustainable growth
  - Implementing savings, executing growth
- Mining
  - Building a World-Class Mining business
  - Mining: a commercial approach
- Value-added leadership
  - ArcelorMittal Research and Development
  - Leadership in the Automotive steel market

ArcelorMittal is a global leader in steel-related research and development

ArcelorMittal R&D profile

- 2010 Global R&D spending: **$320m**
- Spending stable/increasing throughout crisis
- Absolute R&D spend 2x or more than that of leading regional competitors
- Broad, comprehensive portfolio of process and product programs addressing business needs
- Expanding worldwide network of laboratories
- Budget spending by focus area:
- R&D effort fully aligned with the group strategy: geography, value chain, product differentiation
- Strong auto focus reflecting ArcelorMittal leadership in that segment and demanding auto OEM requirements – but also a platform for other segments



7%
40%
53%
Product
Process
Exploratory



General Industry 14 %
Construction 12 %
Plates & Specialties 12 %
Others 11 %
Auto 51 %

ArcelorMittal's strong commitment to research and development

ArcelorMittal's R&D deploys highly talented people…

ArcelorMittal

- 1400 researchers:
  - 55% engineers, 45% technicians
- Diversity and multi-cultural approach
  - over 25 nationalities… sometimes in the same lab
  - mixed generations, combining high experience researchers and young talent
  - graduates from the best universities and engineering schools worldwide
  - typically with extensive international experience
- Working together in result-driven project teams



Wide variety of expertise and knowledge from within the group

… across 11 research centres and at customer locations on 3 continents

ArcelorMittal



Canada
Hamilton

USA
East Chicago

France
Gandrange
Le Creusot
Maizières
Montataire

Spain
Avilés
Basque Country

Belgium
Gent
Liège (*)

Luxembourg
Esch-sur-Alzette

Czech Republic
Ostrava



USA | **France, Germany, Italy, Spain** | **India** | **China, Korea, Japan**

On-site product-portfolio deployment: Product Development Engineers, Automotive Residents, Process Development & Deployment Specialists



* Liege center (CRM) shared with Tata-Corus (founded by Benelux governments)

R&D activities are driven by several key principles that all serve the business

ArcelorMittal

- **Rapid, global deployment** in plants and in the marketplace
  - Scale economies and scope advantages
- **Co-development** of non-proprietary processes and products with leading universities, research centers, competitors, and customers to leverage investment
- **Transversal activities** over the complete value chain from mining to finishing products and between processes and products
- **Disruptive innovation** as well as incremental improvements
  - Past examples: Extragal™, Usibor™
  - Current areas of focus: redefinition of raw-materials requirements, elimination of process steps, step-function product improvements (e.g., strength/stiffness)
- **Strategic, business-driven focus**
  - ~ 25% of research spending on long-term, non-incremental technologies
  - Process committees (20) chaired by operational leaders, product/application committees (12) chaired by commercial leaders
  - Direct interactions of R&D external customers to reduce time to market, ensure alignment with customer needs, and enhance competitiveness
  - Thorough protection of our intellectual property

Strategic, business-driven focus

Product and applications R&D is strongly focused on addressing customer needs

ArcelorMittal

- **Automotive**: compromise between weight reduction, comfort, safety & durability
- **Packaging**: cost effectiveness, easy processing, weight reduction, innovative look, food compatibility, green products
- **Appliances**: cost reduction, antibacterial, aesthetics, environmental friendly,…
- **Construction**: energy-efficiency, environmental issues, safe buildings, durability, fast erection, health & comfort, aesthetics,…
- **Metal processing**: weight and cost saving, corrosion resistance, safety, reduced total cost of ownership, high temperature resistance
- **Electrical engineering**: higher efficiency and power density machines through low loss, high permeability, high strength electrical steels
- **Energy pipes**: heavy gauge, high strength, corrosion resistance, improved welding








Example – breakthroughs in high-strength steels and processing for auto



- Lightweight design of vehicles with hot stamping of Usibor™ boron steel
  - Very high strength (1500MPa)
  - Stamping process with no springback, adapted to complex parts
  - Huge lightening potential for anti-intrusion parts (up to 30%)
  - Now entering rapid-growth phase all over the world




AlSi coated Boron steel, world wide market (base 100=2010)
400
300
200
100
0
2010
2011
2012
2013
2014
North America
Europe
Asia
World

- Ultra-high-strength products for bumper applications
  - MartINsite® M1700: 1700 MPa tensile strength, comparable in weight to extruded aluminium bumpers at much lower cost (2011 OEM approvals, with NA market potential of 10KT/yr)
  - MartINsite® M1900 under development

World leadership in product development and applications

Example – ongoing innovation in long products and related applications

ArcelorMittal


FREEDOM TOWER

More than 10,000 tons of steel have been supplied to 1 WTC ("Freedom Tower) produced at the ArcelorMittal Differdange Grey mill, including steel columns for the foundation using the first 27 "Super-Jumbo" beams – made from the largest beam-blank in the world

As the global market leader in sheet piling and shore-protection systems, ArcelorMittal has provided the steel solutions for innovations in gating systems that protect Venice from high tides and storms while recuperating existing shorelines and securing environmentally challenged sites


entrance
Venice
entrance
entrance

R&D is critical to shifting our long-carbon business to high-added value products

ArcelorMittal



2007
35%
65%
2011
42%
58%
2016
55%
45%
High-added-value (HAV)
Commodity



42% of product output
generates
75% of value

Targeting an increase in High-Added-Value from 35% in 2007 to 45% in 2016

Process R&D is strongly focused on improving plants' operating and financial performance

ArcelorMittal

- **Objectives**
  - ✓ Help plants to improve their key technical parameters (yield, quality, productivity)
  - ✓ Help plants meet customer requirements at the lowest possible cost

- **Key current focus areas**
  - ✓ Efficient use of energy and raw materials while minimizing our environmental impact and improving our competitiveness
  - ✓ Ensure continuous improvement in reliability and quality
  - ✓ Provide software-based models to optimize processing tradeoffs, increasingly through remote modelling
  - ✓ Develop breakthrough processing concepts



Deep R&D engagement in plant operational improvement

Example – Blast Furnace Remote Monitoring and Diagnostic System (BFRMDS)


RMDS
BF Remote Monitoring, Diagnostic and Standardization
ArcelorMittal
TOOLS
EVENTS
Local time : lundi 19 septembre 2011 11:13:30 +02:00
NORTH AMERICA
SOUTH AMERICA
EUROPE
AFRICA
ASIA
BF States
BF Unplugged
Unknown state
BF Stopped
BF Slowing Down
BF Running

- Real-time remote monitoring of blast-furnace parameters
- Piloted in 2010 and now operational at 10 furnaces (6 planned for 2012)
- Tracks 500+ performance data points and 30+ KPIs per furnace
- Facilitates early detection of process problems
- Enables global process experts to collaborate in real time
- Identifies the most appropriate action at the right time
- Facilitates sharing of best practices
- Supports development of a universal knowledge-base
- Estimated $20 million annual savings (plus avoidance of catastrophic events)
- Approach now being developed for electric-furnace operations

Immediate operational improvement complemented by breakthrough process research

Recap

ArcelorMittal

- ArcelorMittal has a world-leading position in steel-related R&D
- ArcelorMittal has maintained its strong commitment to global R&D throughout the crisis
- ArcelorMittal's unique global footprint represents a powerful advantage for its technological leadership
  - A diverse "gene pool" of researchers across the globe
  - A rich set of challenges and engagements with customers, universities, and plants
  - Unmatched global R&D infrastructure
- ArcelorMittal's R&D activities are tightly focused on serving business needs
  - Business-led governance processes and structures
  - Strong mechanisms for rapid deployment of innovations
  - Recognized by customers
- ArcelorMittal is committed to continuing the successful promotion of steel solutions to business and social needs through outstanding R&D and technological innovation
  - Proven track record of breakthrough products such as Usibor™
  - Strong pipeline of both incremental and breakthrough process innovations